UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                            InkSure Technologies Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     45727E
                                 --------------
                                 (CUSIP Number)

                         ICTS Information Systems, B.V.
                              One Rockefeller Plaza
                                   Suite 2412
                               New York, NY 10020
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                March 22, 2010
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

                                  SCHEDULE 13D

==================================
CUSIP NO.  45727E
==================================
================================================================================
 1     NAMES OF REPORTING PERSONS
       ICTS International, N.V.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
 (a) |X|
 (b) |_|
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS (See Instructions)
       WC
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                                                    [-]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       The Netherlands
================================================================================
   NUMBER OF                      7       SOLE VOTING POWER
   SHARES                                 0
                                  ----------------------------------------------
   BENEFICIALLY                   8       SHARED VOTING POWER
   OWNED BY                               9,681,437 (1)
                                  ----------------------------------------------
   EACH                           9       SOLE DISPOSITIVE POWER
   REPORT                                 0
                                  ----------------------------------------------
   PERSON                         10      SHARED DISPOSITIVE POWER
   WITH                                   9,681,437 (1)
================================================================================
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,400,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES |_|        (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13%(2)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO
================================================================================
(1) Consists of 1,202,761 shares held by ICTS Information Systems, B.V. ("ICTS BV"); and 3,075,676 shares owned by ICTS USA, Inc.

(2) Based on a total of 41,472,968 shares outstanding as of March 15, 2010.

==================================
CUSIP NO.  45727E
==================================
================================================================================
 1     NAMES OF REPORTING PERSONS
       ICTS-USA, Inc.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 (a) |X|
 (b) |_|
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS (See Instructions)
       WC
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                                                    |_|
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       New York
================================================================================
    NUMBER OF                    7       SOLE VOTING POWER
    SHARES                               0
                                 -----------------------------------------------
    BENEFICIALLY                 8       SHARED VOTING POWER
    OWNED BY                             9,681,437 (1)
                                 -----------------------------------------------
    EACH                         9       SOLE DISPOSITIVE POWER
    REPORT                               0
                                 -----------------------------------------------
    PERSON                       10      SHARED DISPOSITIVE POWER
    WITH                                 9,681,437 (1)
================================================================================
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,075,676
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN '
SHARES |_|                 (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.4%(3)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO
================================================================================

(3) Based on a total of 41,472,968 shares outstanding as of March 15, 2010.

                                  SCHEDULE 13D

==================================
CUSIP NO.  45727E
==================================
================================================================================
 1     NAMES OF REPORTING PERSONS
       ICTS Information Systems, B.V.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) |X| '
(b) |_|
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     SOURCE OF FUNDS (See Instructions)
       WC
--------------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                                                    |_|
--------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       The Netherlands
================================================================================
   NUMBER OF                    7        SOLE VOTING POWER
   SHARES                                0
                                ------------------------------------------------
   BENEFICIALLY                 8        SHARED VOTING POWER
   OWNED BY                              9,681,437 (1)
                                ------------------------------------------------
   EACH                         9        SOLE DISPOSITIVE POWER
   REPORTING                             0
                                ------------------------------------------------
   PERSON                      10        SHARED DISPOSITIVE POWER
   WITH                                  9,681,437 (1)
================================================================================
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,202,761
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)                                                    [_|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.9%(4)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN
================================================================================
 (4) Based on a total of 41,472,968 shares outstanding AS OF March 15, 2010.

Item 1. Security and Issuer

The class of securities to which this statement relates is the common stock, par value $0.01 per share, of InkSure Technologies Inc. a Delaware corporation (the "Issuer"), whose principal executive offices are located at P.O. Box 70006, Audubon, PA 19407.

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of ICTS Information Systems, B.V., ICTS-USA, Inc., and ICTS International, N.V. (collectively, the "Reporting Persons").

ICTS Information Systems, B.V. is a Netherlands corporation principally engaged in investments in public and private business entities. ICTS Information Systems, B.V. is a wholly owned subsidiary of ICTS International, N.V.

ICTS-USA, Inc. is a New York corporation principally engaged as a holding company. ICTS-USA, Inc. is a wholly owned subsidiary of ICTS International, N.V.

ICTS International, N.V. is a Netherlands corporation principally engaged in airport security. ICTS Information Systems, B.V. and ICTS-USA, Inc. are both wholly owned subsidiaries of ICTS International, N.V.

The names and positions of the executive officers and directors of ICTS Information Systems, B.V. are set forth below. Each executive officer and director listed below disclaims beneficial ownership of the shares of common stock beneficially owned by ICTS Information Systems, B.V.

                      Avraham Dan - Sole Managing Director

The names and positions of the executive officers and directors of ICTS-USA, Inc. are set forth below. Each executive officer and director listed below disclaims beneficial ownership of the shares of common stock beneficially owned by ICTS-USA, Inc.

                      Avraham Dan - President and Director
                      David Sass - Secretary and Director
                      Philip Getter - Director

The names and positions of the executive officers and directors of ICTS International, N.V. as set forth below. Each executive officer and director listed below disclaims beneficial ownership of the shares of common stock beneficially owned by ICTS International, N.V.

                      Menachem Atzmon - Chairman
                      Elie Housman - Director
                      Gordon Hausmann - Director
                      Philip Getter - Director
                      Eytan Barak - Director
                      David Sass - Director
                      Avraham Dan - Managing Director
                      Ran Langer - Managing Director
                      Raanan Nir - Managing Director

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

ICTS Information Systems BV purchased 782,771 shares of common stock for aggregate consideration of $1,000,000 pursuant to a stock purchase agreement dated as of April, 2002 between ICTS BV and Supercom Ltd. ICTS BV purchased 248,448 shares of common stock and warrants to purchase 86,957 shares of common stock for aggregate consideration of $400,000 pursuant to a subscription agreement dated as of July 5, 2002 between ICTS BV and InkSure Technologies Inc., a Delaware corporation. On August 4, 2003, ICTS BV purchased an additional 174,592 shares of common stock for aggregate consideration of $191,996.20 pursuant to a stock purchase agreement dated as of August 4, 2003 between ICTS BV and Gallywood Holdings Limited.

ICTS-USA, Inc. purchased 3,075,676 shares of common stock for aggregate consideration of $4,582,757 pursuant to a stock purchase agreement dated as of September 27, 2002 between ICTS-USA, Inc. and Supercom Ltd.

ICTS International, N.V. purchased 5,400,000 on March 15, 2010 for an aggregate consideration of $675,000 pursuant to a stock purchase agreement dated as of March 15, 2010 between ICTS International, N.V. and Inksure Technology, Inc.

Item 4. Purpose of Transaction

Each of the Reporting Persons acquired the units for investment purposes only.

Neither of the Reporting Persons has any plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) (i) Based on a total of 41,972,968 shares outstanding as of March 15, 2010. ICTS Information BV's shared beneficial ownership of 1,202,761 shares of common stock constitutes beneficial ownership of 2.9% of the total number of shares of outstanding common stock of the Issuer.

    (ii) Based on a total of 41,472,988 shares outstanding on as of March 15, 2010. ICTS-USA, Inc.'s shared beneficial ownership of 3,075,676 shares of common stock constitutes beneficial ownership of 7.4% of the total number of shares of outstanding common stock of the Issuer.

    (iii) Based on a total of 41,472,988 shares outstanding as of March 15, 2010. ICTS International, N.V. shared beneficial ownership of 5,400,000 shares of common stock constitutes beneficial ownership of 13% of the total number of shares of outstanding common stock of the Issuer.

(b) (i) ICTS Information BV has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of 1,202,761 shares of common stock.

    (ii) ICTS-USA, Inc has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of 3,075,676 shares of common stock.

    (iii) ICTS International, N.V. has shared power to vote or to direct the vote of, and sole power to dispose or direct the disposition of 5,400,000 shares of common stock.

(c) (i) During the past sixty days, ICTS Information BV has not effected any transactions in shares of common stock.

    (ii) During the past sixty days, ICTS-USA, Inc. has not effected any transactions in shares of common stock.

    (iii) Except as reported in Item 3, during the past sixty days, ICTS International, N.V. has not effected any transactions in shares of common stock.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits

None

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   ICTS Information Systems, B.V.

                                   /s/ Avraham Dan
                                   -----------------------------------
March 22, 2010                     Name:  Avraham Dan
                                   Title: Managing Director

                                   ICTS-USA, Inc.

                                   /s/ Avraham Dan
                                   -----------------------------------
March 22, 2010                     Name:  Avraham Dan
                                   Title: President

                                   ICTS International, N.V.

                                   /s/ Avraham Dan
                                   -----------------------------------
March 22, 2010                     Name:  Avraham Dan
                                   Title: Managing Director